UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HIGHER ONE HOLDINGS, INC.

(Name of Subject Company)

HIGHER ONE HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104

(CUSIP Number of Class of Securities)

Marc Sheinbaum

President and Chief Executive Officer

Higher One Holdings, Inc.

115 Munson Street

New Haven, CT 06511

(203) 776-7776

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Ethan A. Klingsberg, Esq.	Thomas Kavanaugh
Neil Markel, Esq.	Vice President, General Counsel and Secretary
Cleary Gottlieb Steen & Hamilton LLP	Higher One Holdings, Inc.
One Liberty Plaza	115 Munson Street
New York, NY 10006	New Haven, CT, 06511
(212) 225-2000	(203) 776-7776

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) originally filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2016 by Higher One Holdings, Inc., a Delaware corporation (the “Company”), in connection with the tender offer by Winchester Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Winchester Acquisition Holdings Corp., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock of the Company, par value $0.001 per share (each, a “Share”), at a price of $5.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes. The tender offer is described in the Tender Offer Statement on Schedule TO (together with any exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed with the SEC by Parent, Purchaser and Blackboard Super Holdco, Inc. on July 7, 2016 and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 7, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, together with the Offer to Purchase, the “Offer”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B). Any capitalized term used in this Amendment and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9, under the heading “Antitrust Compliance” is hereby amended and supplemented by adding the following paragraph at the end thereof.

“At 11:59 p.m., New York City time, on July 22, 2016, the required 15-day waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HIGHER ONE HOLDINGS, INC.

Date: July 25, 2016	By:	/s/ Christopher Wolf
Name: Christopher Wolf
Title: Executive Vice President and Chief Financial Officer